Jerold N. Siegan, Esq.

218 N. Jefferson St, Suite 400

Chicago, IL 60661

Direct/Mobile: 312.560.7228

jerry@jnsieganlaw.com

November 28, 2018

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:	Quantum Energy, Inc.
Registration Statement on Form S-1
Filed November 9, 2018
File No. 333-225892

Ladies and Gentlemen:

This is in response to the staff’s comment letter dated November 20, 2018 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1A filed on June 26, 2018 and amended on August 30, 2018 and on November 9, 2018 (the “Registration Statement”) by Quantum Energy, Inc. (the “Registrant”). This letter is also submitted together with Amendment #3 to the Registration Statement filed by the Registrant as of the date hereof (“Amendment #3”).

Prospectus, page 3

1. We note that you seek to register up to 5,000,000 shares of your preferred stock “utilizing a ‘shelf’ registration process pursuant to which [you] may from time to time issue in one or more offerings up to $5,000,000 (USD) of [y]our preferred stock with such rights and preferences as maybe established by [y]our Board of Directors.” In addition, we note that you do not specify your plan of distribution, the series of preferred stock to be issued, or the material terms of the preferred stock. This disclosure indicates that you are attempting to register securities to be offered on a delayed basis pursuant to Rule 415(a)(1)(x). This type of offering may not be registered on Form S-1. Please revise your registration statement to comply with Rule 415 of Regulation C or advise.

Response: Amendment #3 revises the Registration Statement to delete all references to registering, as part of the Registration Statement, any shares of Preferred Stock.

Use of Proceeds, page 19

2. We note your revised disclosure in response to prior comment 1. However, the amounts of net offering proceeds and total expenditures for each offering scenario and the amount of net remaining proceeds for the 100% offering scenario appear inconsistent with the other figures in the table. Please revise to address these apparent inconsistencies.

U.S. Securities and Exchange Commission

Washington D.C. 20549

November 28, 2018

Response: Amendment #3 revises the Registration Statement to correct the net offering proceeds and total expenditures of each offering scenario and the amount of net remaining proceeds for the 100% offering scenario in order to eliminate any inconsistencies with the other figures in the table.

Description of Securities, page 24

3. We note your response to prior comment three, and that you have not yet filed all of the amendments to your Articles of Incorporation, nor a complete copy of the Articles of Incorporation as amended, as would ordinarily be required to comply with Item 601(b)(3) of Regulation S-K. Please comply with this requirement. For example, disclosures in your financial statements indicate there were amendments to both common shares and convertible preferred shares that should be filed.

Response: Amendment #3 revises the Registration Statement to file as separate exhibits all of the amendments to the Registrant’s Articles of Incorporation, Corrections, Certificates of Designation and Certificate of Withdrawal of Certificates of Designation all of which, take as a whole, constitute a complete copy of the Articles of Incorporation.

Exhibit 5.1

4. We note that the legality opinion states that “the issuance and sale of the Shares has been duly authorized and, when issued and paid for in the manner described in the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.” Please file a revised legality opinion that clarifies the “Shares” that this opinion concerns. In that regard, we note that the opinion references the offering of common stock and an offering of preferred stock.

Response: Amendment #3 revises the Registration Statement to include a revised exhibit 5.1 legality opinion to clarify the “Shares” covered by the opinion relates only to the Common Stock because the Preferred Stock is no longer being registered under the Registration Statement and accordingly, the opinion deletes all references to Preferred Stock.

Very truly yours,

/s/ Jerold N. Siegan

Jerold N. Siegan

JNS:

cc:	Jeffrey J. Mallmes
Andrew J. Kacic
William J. Hinz
Richard Ethington
Pamela Bing
Delaine Hess Gruber